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MEDICURE ANNOUNCES THE COMPLETION OF SHORTENED AGGRASTAT® VERSUS INTEGRILIN® IN PERCUTANEOUS CORONARY INTERVENTION (SAVI-PCI) STUDY

WINNIPEG, CANADA – (December 17, 2019) - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, is pleased to announce the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial.

SAVI-PCI was a randomized, multicenter, open-label study enrolling 535 patients at 13 sites in the United States, which compared tirofiban high-dose bolus injection followed by a maintenance infusion for 1-2 hours post-PCI to label-dosing eptifibatide (double bolus followed by 12-18 hour maintenance infusion). Comparisons to a long-infusion tirofiban arm (high-dose bolus injection followed by 12-18 hour maintenance infusion post-PCI) were also performed. The primary endpoint of the study was to assess whether the short infusion tirofiban regimen in patients undergoing PCI was non-inferior to the aforementioned eptifibatide regimen. The primary endpoint was a composite rate of death, periprocedural myonecrosis, urgent target vessel revascularization (uTVR) or in-hospital, non-CABG related major bleeding within 48 hours following PCI or hospital discharge, whichever comes first, quantified according to REPLACE-2 criteria. This study was sponsored by Medicure.

Topline results of the SAVI-PCI trial will be communicated in a subsequent press release in Q1 of 2020.

"We are very pleased with the completion of enrollment of SAVI-PCI. The study reflects our investment in the Aggrastat brand, and our partnership with leading cardiologists across the United States, providing clinical data involving Aggrastat that reflects contemporary practice", said Albert Friesen, PhD, CEO of Medicure.

AGGRASTAT® (tirofiban hydrochloride) injection is a non-peptide antagonist of the platelet glycoprotein (GP) IIb/IIIa receptor and inhibits the final common pathway in platelet aggregation. AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).[1]

About Aggrastat
Aggrastat is an IV antiplatelet medication indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS). Aggrastat is currently the most widely used GP IIb/IIIa inhibitor in the U.S.[2] and has several administration benefits including room temperature storage, a 3-year shelf life and is available in pre-mixed formats. Please refer to the **IMPORTANT SAFETY INFORMATION** below.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

Important Safety Information for AGGRASTAT® (tirofiban hydrochloride)

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Contraindications
Known hypersensitivity to any component of AGGRASTAT, history of thrombocytopenia with prior exposure to Aggrastat, active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
AGGRASTAT can cause serious bleeding. Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such as arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Concomitant use of fibrinolytics, anticoagulants and antiplatelet drugs increases the risk of bleeding. If bleeding cannot be controlled, discontinue AGGRASTAT. Thrombocytopenia: Discontinue AGGRASTAT and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information available at www.aggrastatHDB.com.

To be added to Medicure's e-mail list, please visit: http://medicure.mediaroom.com/alerts

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as

"forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

References
[1] AGGRASTAT® (tirofiban hydrochloride) injection prescribing information: https://www.accessdata.fda.gov/drugsatfda_docs/label/2013/020912s019s020lbl.pdf

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com